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-----------------                              U.S. SECURITIES AND EXCHANGE COMMISSION                  ----------------------------
| F  O  R  M  4 |                                      Washington, D.C. 20549                           |       OMB APPROVAL       |
-----------------                                                                                       |--------------------------|
[ ] Check this box if no                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 |OMB Number       3235-0287|
    longer subject to                                                                                   |Expires: December 31, 2001|
    Section 16. Form 4 or                                                                               |Estimated average burden  |
    Form 5 obligations may  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,     |hours per response.....0.5|
    continue. See               Section 17(a) of the Public Utility Holding Company Act of 1935 or      ----------------------------
    Instruction 1(b)                     Section 30(f) of the Investment Company Act 1940

(Print or Type response)
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|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Person to   |
|                                        |                                                |  Issuer (Check all Applicable)         |
|   Grau,             John M., Trustee** |   Ramtron International Corporation  (RMTR)    |                                        |
|                                        |                                                |   Director            X 10% Owner      |
|----------------------------------------|------------------------------------------------|---                   ---               |
|      (Last)             (First)    (MI)|3.IRS or Soc. Sec. No. |4.Statement for Month/  |   Officer               Other          |
|                                        |  of Reporting Person  |  Year                  |---(give title below) ---(Specify below)|
| 3 Bethesda Metro Center, Suite  1110   |  (Voluntary)          |                        |                                        |
|                                        |                       | September, 1999        |----------------------------------------|
|----------------------------------------|                       |------------------------|7. Individual or Joint/Group Filing     |
|      (Street)                          |                       |5.If Amendment, Date of |   (Check Applicable Line)              |
|                                        |                       |  Original (Month/Year) |                                        |
|                                        |                       |                        | X  Form filed by One Reporting Person  |
|   Bethesda,  MD            20814-5372  |                       |                        |---                                     |
|                                        |                       |                        |    Form filed by More than One         |
|                                        |                       |                        |--- Reporting Person                    |
|----------------------------------------------------------------------------------------------------------------------------------|
|      (City)         (State)     (Zip)                                                                                            |
|                                              TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned    |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security            |2.Transac-  |3.Transac-|4.Security Acquired (A) or   |5.Amount of      |6.Owner-|7.Nature of      |
|  (Instr. 3)                   |  tion Date |tion Code |  Disposed of (D)            |  Securities     |Ship Fo-|  Indirect       |
|                               |(Month/Day/ |(Instr.8) |  (Instr. 3, 4 and 5)        |  Beneficially   |rm: Dir-|  Beneficial     |
|                               | Year)      |----------|-----------------------------|  Owned at End of|ect (D) |  Ownership      |
|                               |            |    |     |              |    |         |  Month (Instr.  |or Indi-|  (Instr. 4)     |
|                               |            |    |     |              |    |         |  3 and 4)       |rect (I)|                 |
|                               |            |    |     |              |(A) |         |                 |(Instr. |                 |
|                               |            |Code| V   |    Amount    |(D) |  Price  |                 |4)      |                 |
|-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|-----------------|
|                               |            |    |     |              |    |         |                 |        |                 |
|-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|-----------------|
|                               |            |    |     |              |    |         |                 |        |                 |
|-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|-----------------|
|                               |            |    |     |              |    |         |                 |        |                 |
|-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|-----------------|
|                               |            |    |     |              |    |         |                 |        |                 |
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Reminder: Report on a separate line for each class securities owned directly or indirectly.                                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (3-99)
**The  reporting  person  disclaims  beneficial  ownership  of  the  reported securities.

                                                     (Print or type responses)
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FORM 4 (continued)          TABLE II - Derivative Securities Acquired, Disposed of, Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible security)
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|1.Title of|2.Conver-|3.   |4.Tran-  |5.Number of        |6.Date     |7.Title and Amount |8.Price of|9.Number  |10.     |11.Nature |
|Derivative|sion or  |Tran-|  saction|  Derivative       |Exercisable|  of Underlying    |Derivative|  of      |Ownersh-|   of     |
|Security  |Exercise |sact-|  Code   |  Securities       |and        |  Securities       |Security  |Derivative|ip Form |Indirect  |
|(Instr. 3)|Price of |ion  |(Instr.8)|  Acquired (A) or  |Expiration |  (Instr. 3 and 4) |(Instr. 5)|Securities|of Deri-|Beneficial|
|          |Deriva-  |Date(|         |  Disposed of (D)  |Date       |                   |          |Benefi-   |vative  |Ownership |
|          |tive     |Month|         |  (Instr. 3, 4 an  |(Month/Day/|                   |          |cially    |Security|(Instr. 4)|
|          |Security |/Day/|         |  and 5)           |   Year)   |                   |          |Owned at  |: Direct|          |
|          |         |Year)|         |                   |-----------|-------------------|          |End of    |(D) or  |          |
|          |         |     |         |                   |     |     |         |Amount or|          |Month     |Indirect|          |
|          |         |     |---------|-------------------|Date |Exp. |  Title  |Number of|          |(Instr. 4)|(I) (In-|          |
|          |         |     |Code| V  |   (A)   |   (D)   |Exbl.|Date |         |Shares   |          |          |str. 4) |          |
|----------|---------|-----|----|----|---------|---------|-----|-----|---------|---------|----------|----------|--------|----------|
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|----------|---------|-----|----|----|---------|---------|-----|-----|---------|---------|----------|----------|--------|----------|
|Conversion|  $5.00  |09/30| J* |    |  9,333* |         |  *  |  *  |  Common |  9,333* |          |**        | I      |As Trustee|
|Option    |         |/1999|    |    |         |         |     |     |  Stock  |         |          |2,334,919 |        |          |
|Pursuant  |         |*    |    |    |         |         |     |     |         |         |          |          |        |          |
|to        |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|Convert-  |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|ible Loan |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
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Explanation of Responses:


     *     On  August 6, 1999, the  National  Electrical  Benefit  fund ("NEBF") and  Ramtron  International  Corporation  ("RIC")
           consummated  an Amended  And  Restated  Loan  Agreement (the "Restated Loan Agreement") which modified the original Loan
           Agreement dated September 21, 1995.  The  Restated  Loan Agreement required a pay down  of  the debt outstanding to $7M;
           changed the simple fixed rate  of  interest to  8%;  extended  the  Scheduled  Maturation Date of the note to March 15,
           2002 (with quarterly payments  beginning on January 31, 2000); extended and repriced a warrant  for  805,697  RIC common stock to the NEBF; required the issuance  of an additional  warrant  for 100,000 RIC common stock to  the NEBF; repriced the rate at  which the NEBF could convert its loan to common stock; and limited the times at  which  the  NEBF could  so convert its loan (to (i) 120 Business Days prior to the Scheduled  Maturity  Date; (ii) 89 Business  Days  following  a
           Prepayment Notice Date;  or  (iii)  120  Business  Days  following  an  Event  Of  Default).  As  of September 30, 1999,
           approximately $7,091,111.11 of principal and accrued interest were outstanding under the Restated Loan Agreement.  This filing is made  with  respect to simple interest accrued under the Restated Loan Agreement during  September, 1999 which amounts  to  $46,666.67.

     **    Reference  is  to  options/warrants  for  Common  Stock, including the conversion  option  pursuant to convertible loan;
           options  for  4,000 Common  Stock awarded  April  17,  1996 which become exercisable in 1,000 share increments per year;
           options for 6,000 Common Stock awarded July 22, 1998 which are immediately exercisable;  and  options  for  1,000 Common
           Stock awarded July 22, 1998 which are immediately  exercisable.

     ***   Intentional misstatements or omissions of facts constitute          /s/  John  M  Grau,                        10/12/1999
           Federal Criminal Violations.  See 18 U.S.C. 1001 and                -----------------------------------------  ----------
           15 U.S.C. 78ff(a).                                                  ***Signature of Reporting Person             Date

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                                                                                                                     SEC 1474 (3-99)
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